UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-119657-17

FIRST HORIZON MORTGAGE PASS-THROUGH TRUST 2005-2
(Exact name of registrant as specified in its charter)

4000 Horizon Way Irving, Texas 75063 214.441.4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

First Horizon Mortgage Pass-Through Trust 2005-2, Mortgage Pass-Through Certificates, Series Class I-A-1,
Class I-A-2, Class I-A-3, Class I-A-4, Class I-A-5, Class I-A-5, Class I-A-7, Class I-A-8, Class I-A-PO, Class I-A-R, Class II-A-1,
Class II-A-2, Class II-A-PO, Class III-A-1, Class III-A-2 , Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(i) [X]	Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(1)(ii) [ ]	Rule 15d-6 [ ]

Approximate number of holders of record as of the certificate or notice date: 22

Pursuant to the requirements of the Securities Exchange Act of 1934, First Horizon Mortgage Pass-Through Trust 2005-2 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 28, 2006	By:	/s/ Alfred Chang
Alfred Chang, Authorized Person